                                                                  Exhibit (a)(5)

               SIRIUS LAUNCHES EXCHANGE OFFER FOR OUTSTANDING DEBT

              Offer set to expire at 5:00 p.m., New York City time,
                            on Tuesday, March 4, 2003

                      79% of Debt Holders Already Committed

NEW YORK, NY-- January 30, 2003-- SIRIUS (NASDAQ: SIRI), the premier satellite radio broadcaster and only service delivering uncompromised coast-to-coast music and entertainment for your car and home, announced today that it will launch an offer on Friday, January 31, 2003, to exchange shares of its common stock for all of its outstanding debt. Holders of approximately 79% in principal amount of SIRIUS' debt securities have already agreed to tender in the offer.

Debt holders will receive 779.5 shares of common stock for each $1,000 of obligation (principal and accrued interest) exchanged. Completion of the exchange offer is conditioned upon, among other things, receipt of valid tenders from not less than 97% in aggregate principal amount of SIRIUS' outstanding debt. This minimum condition may be reduced with the consent of holders of SIRIUS' debt securities.

Tendering holders will also consent to the adoption of certain amendments to the indentures under which SIRIUS' outstanding notes were issued to eliminate substantially all of the restrictive covenants.

"We are excited to be launching our exchange offer, and are pleased that 79% of our debt holders are already committed to our recapitalization," said Joseph P. Clayton, President and CEO of SIRIUS. "Once we complete this important transaction, we will have the strongest balance sheet in this new and exciting industry to take us forward."

The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on Tuesday, March 4, 2003, unless extended. The exchange offer and consent solicitation are elements of the company's previously announced recapitalization. As part of this recapitalization, SIRIUS will exchange shares of its common stock (and warrants to purchase common stock) for all of its outstanding preferred stock, and sell shares of common stock for $200 million in cash to affiliates of OppenheimerFunds, Inc., Apollo Management, L.P. and The Blackstone Group L.P.

Concurrent with the exchange offer, the company is also soliciting votes to accept or reject a prepackaged plan of reorganization, which will attempt to accomplish the recapitalization on substantially the same terms as the out-of-court recapitalization. SIRIUS only expects to file this prepackaged plan if the minimum tender condition to its exchange offer is not satisfied or waived.

Separately, SIRIUS announced that it has scheduled a Special Meeting of Stockholders for 9:00 a.m., New York City time, on March 4, 2003 to approve the recapitalization transactions. The Proxy Statement relating to this Special Meeting of Stockholders is being mailed to stockholders commencing Friday, January 31, 2003.

The terms and conditions of the exchange offer, and other important information, are contained in the company's Prospectus and Solicitation Statement dated January 30, 2003. The dealer manager for the tender offer is UBS Warburg LLC. Holders of debt securities may request additional copies of the Prospectus, the related Letter of Transmittal and ballots by contacting MacKenzie Partners, Inc., the information agent, at (212) 929-5500. Holders may also get copies of the Prospectus at the SEC's internet web site, www.sec.gov.

About SIRIUS
SIRIUS is the only satellite radio service bringing listeners 100 streams of the best music and entertainment coast-to-coast. SIRIUS offers 60 music streams with no commercials, along with 40 world-class sports, news and entertainment streams for a monthly subscription fee of $12.95. Stream Designers create and deliver uncompromised music in virtually every genre to our listeners 24 hours a day. Satellite radio products bringing SIRIUS to listeners in the car, truck, home, RV and boat are manufactured by Kenwood, Panasonic, Clarion, Audiovox and Jensen, and are available at major retailers including Circuit City, Best Buy, Car Toys, Good Guys, Tweeter, Ultimate Electronics, Sears and Crutchfield. SIRIUS is the premier OEM satellite radio provider, with exclusive partnerships with DaimlerChrysler, Ford and BMW. Automotive brands currently offering SIRIUS radios in select new car models include BMW, Chrysler, Dodge, Jeep'r', and Nissan. Automotive brands that have announced plans to start offering SIRIUS in select models include Ford, Lincoln, Mercury, Mercedes-Benz, Jaguar, Volvo, Mazda, Infiniti, MINI, Audi, Volkswagen, Land Rover and Aston Martin.

Click on
WWW.SIRIUS.COM to listen to SIRIUS live, or to find a SIRIUS retailer or car dealer in your area.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events or performance with respect to SIRIUS Satellite Radio Inc. are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Registration Statement on Form S-4 (File No. 333-101317), and amendments thereto, filed with the Securities and Exchange Commission. Among the key factors that have a direct bearing on our results of operations are: our need for substantial additional financing in the first half of this year; our dependence upon third parties to manufacture, distribute, market and sell SIRIUS radios and components for those radios; the unproven market for our service; our competitive position and any events which affect the useful life of our satellites.